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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                    WILSON BROTHERS, an Illinois Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $1 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  972091 10 2
                   -----------------------------------------
                                 (CUSIP Number)

    John Sanford, 12 Battery Place, New York, New York 10004, (212) 629-7706
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 6, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page 4

                              Page 1 of 18 Pages

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                                  SCHEDULE 13D

CUSIP No. 972091 10 2                                        Page 2 of 18 Pages

- --------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John Sanford
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          PF
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
- --------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF         2,234,763 shares of Common Stock consisting of 1,644,653
    SHARES          shares of Common Stock, and (i) 590,110 shares of Common
 BENEFICIALLY       Stock issuable pursuant to convertible notes of the Issuer.
   OWNED BY    -----------------------------------------------------------------
     EACH      8    SHARED VOTING POWER
   REPORTING
    PERSON               0
     WITH      -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
                    2,234,763 shares of Common Stock consisting of 1,644,653 shares of Common Stock, and (i) 590,110 shares of Common
                    Stock issuable pursuant to convertible notes of the Issuer.

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         0
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,234,763 shares of Common Stock consisting of 1,644,653 shares of Common Stock, and (i) 590,110 shares of Common Stock issuable pursuant to convertible notes of the Issuer.

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.1%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7     2 of 7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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                                                             Page 3 of 18 Pages

          This Amendment No. 1 to the Schedule 13D filed by John Sanford ("Sanford"), relates to shares of the Common Stock, $1.00 par value per share (the "Common Stock"), of Wilson Brothers, Inc. (the "Issuer").

Item 3. Source and Amount of Funds or Other Consideration

          Item 3 is hereby supplemented as follows:

          On September 6, 1996, in a private transaction, the Estate of Bruce Paparella, Deceased (the "Estate") sold to Sanford pursuant to a Letter Agreement (the "Letter Agreement") dated August 27, 1996 (i) a convertible promissory note ("Convertible Note") of the Issuer in the principal sum of $562,500, dated April 15, 1994; (ii) certain accounts receivable (the "Accounts Receivable") of the Issuer; and (iii) 1,644,653 shares of Common Stock, for an aggregate purchase price of $330,000. The purchase price was payable $275,000 at closing and the balance of $55,000 in 36 equal, consecutive, monthly installments, including interest at 8% per annum. Sanford's obligation for the balance of the purchase price is evidenced by a promissory note secured by a pledge of 822,326 shares of Common Stock and a collateral assignment of 50% of Sanford's interest in the Convertible Note and the Common Stock issuable upon conversion thereof (collectively, the "Pledged Stock") and the Accounts Receivable, pursuant to a Pledge Agreement dated September 6, 1996. As additional purchase price, Sanford is required to pay the Estate 15% of the net income of Houze Glass Corporation for fiscal 1996 in excess of $100,000 and, in the event a change of control of the Issuer on or before September 6, 1997, Sanford is required to pay 15% of the proceeds in excess of $1,000,000 (or a pro rata portion thereof if less than 100% of the assets or voting control of the Issuer is sold) resulting from the sale of Convertible Notes, Common Stock and/or assets of the Issuer during such period. The source of funds used to acquire such Common Stock was personal funds of Sanford.

Item 5. Interest in Securities of the Issuer

          (a) As of the date hereof, Sanford is the holder of (i) an aggregate of $925,000 of convertible notes of the Issuer convertible at any time into 590,110 shares of Common Stock, and (ii) 1,644,653 shares of Common Stock, constituting an aggregate of approximately 57.1% of Common Stock outstanding (based on 3,321,039 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10Q for the quarterly period ended June 30, 1996, in addition to 590,110 shares of Common Stock issuable upon conversion of the Convertible Notes and certain other notes of the Issuer). Such interest includes the Pledged Stock.

                                                             Page 4 of 18 Pages


          (b) Sanford has the sole power to vote, to direct the vote, to dispose or to direct the disposition, of the 590,110 shares of Common Stock issuable to Sanford upon conversion of the Convertible Notes and certain other notes of the Issuer and 1,644,653 shares of Common Stock.

          (c) During the past sixty days the following transaction in the Common Stock was effected: See response to Item 3 which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

          Item 7 is hereby supplemented by the addition of the following:

          Exhibit 1. Letter Agreement dated August 27, 1996 among John
                     Sanford, Wilson Brothers Inc., Estate of Bruce Paparella, Deceased, and Maureen S. Paparella.

          Exhibit 2. Promissory Note dated September 6, 1996 made by John
                     Sanford in favor of Maureen S. Paparella.

          Exhibit 3. Pledge Agreement dated September 6, 1996 among John
                     Sanford, Maureen S. Paparella and Kane Kessler, P.C.

          Signatures

          The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1996


                                          /s/ John Sanford
                                          ----------------
                                          John Sanford